DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com

Robert H. Bergdolt
robert.bergdolt@dlapiper.com
T 919.786.2002
F 919.786.2200

July 28, 2010

Ms. Erin E. Martin, Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission.

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, DC 20549-6010

Re:	Phillips Edison – ARC Shopping Center REIT Inc.
Amendment No. 4 to Registration Statement on Form S-ll Filed
Filed on July 28, 2010
File No. 333-164313

Dear Ms. Martin:

On behalf of our client, Phillips Edison – ARC Shopping Center REIT Inc. (“we,” “us” or the “Company”), and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 4 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 4”).

Amendment No. 4 includes revisions in response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Jeffrey S. Edison of the Company dated July 23, 2010 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 4 along with four additional copies marked to indicate the location of changes from the Company’s filing of Amendment No. 3 to the above-referenced Registration Statement on Form S-11 on July 2, 2010, together with copies of this response letter as filed with the Commission. The page numbers included in our responses refer to the clean, unmarked version of Amendment No. 4 as filed on EDGAR. For your review, we will provide marked copies of the revised sales literature under cover of a separate letter.

AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM S-11

General

1.	We note your disclosure throughout that as of April 30, 2010, you had $1,288,229 in deferred offering costs. Please update this figure as of a more recently completed date.

Response: The requested revision has been made. Please see the cover page and pp. 4, 25 and 136 of the prospectus.

Ms. Erin E. Martin U.S. Securities and Exchange Commission July 28, 2010 Page Two

2.	Please tell us in more detail why you believe that modified FFO, or MFFO, is an appropriate measurement when assessing your operating performance.

Response: As noted in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Funds from Operations,” acquisition expenses, acquisition fees and financing fees, which the company intends to fund from the proceeds of this offering and which management does not view as an expense of operating a property, are deducted as expenses in the determination of GAAP net income. FFO, as defined by the NAREIT FFO white paper, makes no adjustment for this deduction. The Company believes that such an adjustment is useful. By distinguishing between the costs to buy a property and the costs of operating a property, management is better able to compare the performance of the Company with other real estate owners, especially those that may not be in their acquisition state. This adjustment will also better enable management to assess the relative performance of the Company over time, especially when comparing periods that may have had greater acquisition activity than other periods.

It is possible that the Company will view other adjustments to FFO as useful when assessing the Company’s operating performance. However, the Company has made no decisions with respect to other adjustments at this time. Any such adjustments and their usefulness will be explained when presenting MFFO information in the future.

By providing MFFO information, management believes that the Company is presenting information that better enables investors to understand management’s analysis of long-term, core operating activities. We believe that MFFO is frequently used as one measure to assess the operating performance of non-traded REITs in their acquisition stage for the reasons noted above. Please note that the Company will reconcile MFFO to FFO and FFO to GAAP net income when presenting MFFO information.

Cover Page of Prospectus

3.	We note that you will be conducting a “reasonable” best efforts offering through Realty Capital Securities, LLC. Please explain to us what constitutes a “reasonable best efforts” offering and how it differs from a “best efforts” offering. As applicable, please revise your Q&A on page 22 that indicates how the offering will proceed.

Response: We have revised the disclosure to reference only a “best efforts” offering as opposed to a “reasonable best efforts” offering.

Prospectus Summary, page 1

What are the fees that you will pay to the advisor, its affiliates, the dealer manager and your directors?, page 12

4.	We note that AR Capital Advisor will assign a substantial portion of fees and expense reimbursements to your sub-advisor. Please revise to clarify the amounts that will be assigned to your sub-advisor. This comment also applies to the compensation table on page 110.

Response: The requested revision has been made. Please see pp. 11, 89 and 100 of the prospectus.

Ms. Erin E. Martin U.S. Securities and Exchange Commission July 28, 2010 Page Three

Compensation Table, page 119

5.	Please refer to the portion of the table that presents acquisition fees on page 111. We are unable to determine how you calculated the amounts presented. Please revise or advise.

Response: Please refer to the following calculations of both the acquisition fees and debt financing fees:

Minimum Offering/No Debt

The acquisition table shows acquisition fees as $21,906 if only the minimum is raised and no debt is incurred. That figured is arrived as follows:

Acquisition Fee [AF] = 0.01 x [Purchase Price [P] + Acquisition Expenses [AE]]

The Company estimates Acquisition Expenses to be 0.5% of the Purchase Price. Therefore,

AE = 0.005P.

Therefore:

AF = 0.01 x [P + 0.005P]

AF = 0.01 x 1.005P

AF = 0.01005P

We need to determine the Purchase Price to arrive at the Acquisition Fee. To arrive at the Purchase Price, we use the following formula:

Amount Available for Investment [AAI] – AE – AF = P.

As shown on the Use of Proceeds Table, the Amount Available for Investment if we raise the minimum is $2, 212,500.

Therefore:

$2,212,500 – AE – AF = P

Substituting the formulas arrived at above for AE and AF, we can reduce the number of variables in the formula as follows:

$2,212,500 – .005P – 0.01005P = P

$2,212,500 - 0.01505P = P

$2,212,500 = 1.01505P

$2,212,500/1.01505 = P

$2,179,696 = P

Ms. Erin E. Martin U.S. Securities and Exchange Commission July 28, 2010 Page Four

As noted above, AF = 0.01005P.

Therefore:

AF = 0.01005 x $2,179,696

**THEREFORE, Acquisition Fees are $21,906 at the minimum offering assuming no debt.**

Maximum Offering/No Debt

The Compensation Table shows Acquisition Fees of $13,144,000 if the Company raises the maximum offering amount and has no debt. The Use of Proceeds Table shows that in that scenario, the Amount Available for Investment is $1,327,500,000. Using the formula above, we can deduce the Purchase Price as follows:

$1,327,500,000/1.01505 = P

$1,307,817,349 = P.

As noted above, AF = 0.01005P.

Therefore:

AF = 0.01005 x $1,307,817,349

**THEREFORE, Acquisition Fees are $13,144,000 at the maximum offering assuming no debt.**

Maximum Offering/75% Leverage

The calculation is more complicated when debt is assumed because of the impact of the debt financing fee. Once again, we need to deduce the Purchase Price. Assuming the maximum offering and 75% leverage, the Purchase Price can be deduced as follows:

AAI + Leverage [L] – Debt Financing Fee [DFF] – AE – AF = P

Leverage is 75% of the Purchase Price (L = 0.75P). The Debt Financing Fee is 0.75% of Leverage. Therefore:

DFF = 0.0075 x 0.75P

DFF = 0.005625P

And recall from above that AE = 0.005P. Recall also that AF = 0.01005P.

Therefore, we can restate the formula above with fewer variables:

AAI + 0.75P – 0.005625P – 0.005P – 0.01005P = P

As noted above and in the Use of Proceeds Table, AAI = $1,327,500,000. Therefore:

$1,327,500,000 + 0.75P – 0.005625P – 0.005P – 0.01005P = P

Ms. Erin E. Martin U.S. Securities and Exchange Commission July 28, 2010 Page Five

$1,327,500,000 + 0.729325P = P

$1,327,500,000 = 0.270675P

$1,327,500,000/0.270675 = P

$4,904,405,653 = P

As noted above, AF = 0.01005P. As also noted above, DFF = 0.005625P.

Therefore:

AF = 0.01005 x $4,904,405,653

DFF = 0.005625 x $4,904,405,653

**THEREFORE, Acquisition Fees are $49,289,000 and Debt Financing Fees are $27,587,000 at the maximum offering assuming 75% leverage.**

Maximum Offering/50% Leverage

Assuming 50% leverage and the maximum offering amount:

AAI + L – DFF – AE – AF = P

Leverage is 50% of the Purchase Price (L = 0.5P). The Debt Financing Fee is 0.75% of Leverage. Therefore:

DFF = 0.0075 x 0.50 x P

DFF = 0.00375P

And recall from above that AE = 0.005P. Recall also that AF = 0.01005P.

Therefore, we can restate the formula above with fewer variables:

AAI + 0.50P – 0.00375P – 0.005P – 0.01005P = P

As noted above and in the Use of Proceeds Table, AAI = $1,327,500,000. Therefore:

$1,327,500,000 + 0.50P – 0.00375P – 0.005P – 0.01005P = P

$1,327,500,000 + 0.4812P = P

$1,327,500,000 = 0.5188P

$1,327,500,000/0.5188 = P

$2,558,789,514 = P

As noted above, AF = 0.01005P. As also noted above, DFF = 0.00375P.

Ms. Erin E. Martin U.S. Securities and Exchange Commission July 28, 2010 Page Six

Therefore:

AF = 0.01005 x $2,558,789,514

DFF = 0.00375 x $2,558,789,514

**THEREFORE, Acquisition Fees are $25,716,000 and the Debt Financing Fees are $9,595,000 at the maximum offering assuming 50% leverage.**

6.	Please refer to the portion of the table that presents financing fees on page 112. We are unable to determine how you calculated the amounts presented. Please revise or advise. Please note that this comment also applies to footnote (3) on page 76.

Response: Please refer to our response to Comment #5.

Appendix A – Prior Performance Tables, page A-1

Phillips Edison Tables, page A-3

Table I – Experience in Raising and Investing Funds, page A-3

7.	Please include the corresponding dollar amount in the “Available for Investment” row of the table.

Response: The requested revision has been made. Please see p. A-2.

Part II – Information Not Required In Prospectus, page II-1

Item 36. Financial Statements and Exhibits, page II-3

8.	We note your response to comment 2 in our letter dated May 6, 2010 and that you have filed the Sub-Advisory Agreement as exhibit 10.4 to your registration statement. We note that the agreement, as filed, appears to omit schedules to the agreement. Item 601(3)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the agreement in its entirety or advise.

Response: We have filed the exhibit and the schedules as requested.

REVISED SALES LITERATURE SUBMITTED MAY 17, 2010

9.	We note your response to comment 5 in our letter dated May 6, 2010. We note that the risk factors are still difficult to read due to the size of the font and placement of them on the website, banner, consumer hard card and tri-fold brochure. Please revise to more clearly highlight your risk factors.

Response: In response to the Staff’s comment, we have revised the sales literature to more clearly highlight the risk factors.

Ms. Erin E. Martin U.S. Securities and Exchange Commission July 28, 2010 Page Seven

10.	We note that many of your sales literature pieces, such as the website, hard cards and tri-fold brochure, reference your share repurchase program. Please revise all pieces of sales literature that discuss the share repurchase program to disclose the following:

•	You will repurchase no more than 5% of the weighted-average number of shares outstanding during the prior calendar year;

•	The cash available to redemptions will be limited to the proceeds from the distribution reinvestment plan; and

•	The board of directors may suspend, amend or terminate the program.

Response: In response to the Staff’s comment, we have revised all pieces of sales literature that discuss the share repurchase program to disclose the requested information.

11.	Please revise the risk factors that appear in your sales literature throughout to clarify that you are also dependent on your sub-advisor.

Response: In response to the Staff’s comment, we have revised the risk factors to clarify that we are also dependent on our sub-advisor.

12.	We note that in some of your sales literature pieces, you indicate that you will target your leverage at 50%. Please also disclose that you may have a maximum leverage of 75% of the cost of your investments.

Response: In response to the Staff’s comment, we have disclosed that we may have a maximum leverage of 75% of the cost of our investments.

Website

13.	Please refer to the portion of the website that requests visitors to accept the terms and conditions and privacy policy of the website. We further note that you require visitors to represent that they have reviewed the risk factors. Please note that it is inappropriate to require potential investors to represent that they have read the prospectus, or a portion of the prospectus, such as the risk factors. Please revise accordingly or advise us why such requirement is appropriate. Please note that this comment also applies to the page of the website that discloses the risk factors, under the section “Not An Offer to Sell Securities.”

Response: In response to the Staff’s comment, we have removed the representations from the website.

14.	Refer to the Terms & Conditions of the website, specifically paragraph 3, which discusses website accuracy. We note that you state that visitors to your website should “verify all information before relying on it . . . .” Please tell us why you believe this is an appropriate disclaimer or revise to remove it.

Response: In response to the Staff’s comment, we have removed this statement from the Terms & Conditions of the website.

Ms. Erin E. Martin U.S. Securities and Exchange Commission July 28, 2010 Page Eight

Property Profile

15.	Please confirm to us that the property profile will be accompanied by a prospectus.

Response: We confirm that the property profile will be accompanied by a prospectus.

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt
Partner